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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

COLLEGIATE PACIFIC INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

194589-10-7

(CUSIP Number)

Michael J. Blumenfeld
13950 Senlac Drive, Suite 100
Dallas, Texas 75234
(972) 243-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194589-10-7			Page 2 of 5

1.	Name of Reporting Person: Michael J. Blumenfeld		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF;SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,675,026

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,675,026

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,675,026

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.5%

14.	Type of Reporting Person (See Instructions): IN

Cusip No. 194589-10-7	Page 3 of 5 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

      This Amendment No. 6 (the “Sixth Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) originally filed on February 18, 1998, and amended on January 30, 2001, June 13, 2002, October 7, 2003, February 16, 2004 and July 6, 2004 (collectively, the “Amendments”) by Michael J. Blumenfeld (the “Reporting Person”), relates to shares of the common stock of Collegiate Pacific Inc., a Delaware corporation (“Collegiate Pacific”), $0.01 par value (the “Common Stock”). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D and the Amendments. The principal executive offices of Collegiate Pacific are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234.

Item 5. Interest in Securities of the Issuer.

      The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

      (a) As of March 3, 2004, Mr. Blumenfeld may be deemed to beneficially own an aggregate of 1,675,026 shares of Common Stock, or approximately 16.5% of the outstanding shares of Common Stock (based upon Collegiate Pacific’s Quarterly Report on Form 10-QSB filed on February 14, 2005), and has sole voting and dispositive power with respect to all those shares. Of the shares beneficially owned by Mr. Blumenfeld, 130,000 of such shares represent options to acquire shares of Common Stock, none of which have been exercised by Mr. Blumenfeld as of the date of this report.

      (b) Items 7-11 and 13 of the cover page of this Sixth Amendment, which relate to the beneficial ownership of shares of Common Stock by the Reporting Person, are incorporated by reference in response to this item.

      (c) No transactions involving the Common Stock were effected by Mr. Blumenfeld since Amendment No. 5 to this Schedule 13D was filed on July 6, 2004, except for the gifts and open market sales described below:

Date of	Number of Shares of
Transaction	Common Stock	Transaction	Price

11/03/04	4,000	Gift	—
11/05/04	2,000	Gift	—
11/10/04	4,750	Gift	—
01/04/05	3,400	Gift	—
02/23/05	4,000	Gift	—
03/01/05	275,000	Sale	$11.25
03/01/05	5,000	Sale	$11.75
03/01/05	1,900	Sale	$11.88

Cusip No. 194589-10-7	Page 4 of 5 Pages

03/01/05	47,900	Sale	$11.90
03/01/05	2,800	Sale	$11.91
03/01/05	300	Sale	$11.97
03/01/05	500	Sale	$11.98
03/01/05	20,200	Sale	$12.00
03/01/05	500	Sale	$12.04
03/02/05	148,900	Sale	$11.00
03/02/05	1,100	Sale	$11.09

Cusip No. 194589-10-7	Page 5 of 5 Pages

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2005

/s/ Michael J. Blumenfeld
Michael J. Blumenfeld

March 4, 2005

Via Electronic Transmission
Securities and Exchange Commission
Washington, D.C. 20549

Re: Amendment No. 6 to Schedule 13D for Michael J. Blumenfeld

Ladies and Gentlemen:

      Attached for filing on behalf of Mr. Blumenfeld is Amendment No. 6 to Schedule 13D reporting his beneficial ownership of the common stock of Collegiate Pacific Inc. Should you have any questions, please do not hesitate to call me.

Sincerely yours,

/s/ Michael R. Dorey

Michael R. Dorey
mdorey@lidjidorey.com
214.774.1200

Enclosures

cc:	Collegiate Pacific Inc.